UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 8)

LOOKSMART, LTD.
(Name of Subject Company)

LOOKSMART, LTD.
(Name of Person Filing Statement)

Common Stock, $0.001 par value
(Title of Class of Securities)

543442503
(CUSIP Number of Class of Securities)

William F. O’Kelly
Senior Vice President, Chief Financial Officer and Secretary
LookSmart, Ltd.
555 California Street, Suite 324
San Francisco, CA  94105
(415) 348-7000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With a copy to:

Jon Gavenman, Esq.
Jennifer Fonner DiNucci, Esq.
Cooley LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA  94306-2155
(650) 843-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by LookSmart, Ltd., a Delaware corporation (“LookSmart”), with the Securities and Exchange Commission (“SEC”) on August 2, 2012, relating to the tender offer by PEEK Investments LLC, a Delaware limited liability company (“PEEK”), to purchase all outstanding shares of LookSmart’s common stock for $1.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Schedule TO filed jointly with the SEC by and on behalf of PEEK and the following persons: (a) Snowy August Fund I LP, a Delaware limited partnership; (b) Snowy August Management LLC, a Delaware limited liability company; (c) Michael Onghai, a United States citizen; (d) Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands exempted limited partnership; (e) Platinum Management (NY) LLC, a Delaware limited liability company; (f) Mark Nordlicht, a United States citizen; and (g) Uri Landesman, a United States citizen.

Except as specifically noted herein, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.

Item 8.	Additional Information.

Item 8 of the Statement is hereby amended and supplemented as follows:

1.
The final sentence of the second paragraph under the caption entitled “Rights Agreement” is deleted in its entirety and replaced with the following:

The Board delayed the Distribution Date as it relates to the making of PEEK’s tender offer until November 1, 2012, subsequently delayed such date until December 1, 2012, and further delayed such date until January 9, 2013, or such earlier or later date as may be established by the Board.

2.
The question “When is the Distribution Date?” and corresponding answer under the section entitled “Rights Agreement Q&A” shall be deleted in its entirety and replaced with the following:

Q: When is the Distribution Date?

A: The Distribution Date occurs 10 business days after a tender offer, such as an unsolicited tender offer recently initiated by PEEK, is made, unless the Board delays the Distribution Date. The Board delayed the Distribution Date as it relates to the making of PEEK’s tender offer until November 1, 2012, subsequently delayed such date until December 1, 2012, and further delayed such date until January 9, 2013, or such earlier or later date as may be established by the Board.

In addition, a Distribution Date will automatically occur 10 calendar days after PEEK closes its tender offer and acquires more than 15% of the Common Stock.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LOOKSMART, LTD.

	By:	/s/ WILLIAM O’KELLY
William O’Kelly
Senior Vice President Operations and Chief Financial Officer

Dated: November 29, 2012